SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of OCTOBER, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Ryanair Holdings Plc



03rd October 2005



Re: Holding in Company





A Letter from The Capital Group Companies, Inc dated 29th September 2005 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 30th September 2005.





Re: Section 67 Notification





Company Secretary:



         Enclosed is a Section 67 Notification date 29 September 2005.



Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 67 in the past.
  For a description of our organisation, please visit our Web site at www.capgroup.com.



For the purposes of this notification an outstanding share balance of 763,409,133 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this notification.



Should you have questions or require additional information, please contact Greg Dickinson or Gina Martinez at (213) 815 -0489, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.



Vivian Tan

Compliance Associate

The Capital Group Companies, Inc.







A Letter from The Capital Group Companies, Inc. to Ryanair Holdings Plc dated 29 September 2005.











                       Notification of Interests

                      (Section 67 Companies Act 1990)



This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International,Inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited, pursuant to Section 67 of the Companies Act, 1990.



The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.



Share capital to which this relates:

Ordinary Shares (including ADRs)



Number of shares in which the Companies have a notifiable interest:

37,715,053 Ordinary Shares (including ADRs)

Name(s) of registered holder(s):

See Schedule B





As of 29 September 2005



Ryanair Holdings Plc







Schedule A





                 Schedule of holdings in Ryanair Holdings, Plc

                            As of 29 September 2005






Holdings by CG Management Companies and Funds:   Number of Shares                                Percent of Outstanding
The CAPITAL GROUP COMPANIES INC ("cg") HOLDINGS  37,715,053                                      4.940%


Capital Guardian Trust Company                   8,840,200                                       1.158%
Capital International Limited                    8,076,030                                       1.058%
                                                 2,105,295                                       0.276%

Capital International S.A.
Capital International Inc                        1,261,088                                       0.165%
Capital Research and Management Company          17,432,500                                      2.284%






                 Schedule of holdings in Ryanair Holdings, Plc

                            As of 29 September 2005



                         CAPITAL GUARDIAN TRUST COMPANY


Registered Name                                         Local Shares
Cede & Co                                               7,300,000

55 Water Street

New York, NY 10006
Alibank Nominees Limited                                1540,200

Allied Irish Bank, Stock Exchange and Trust Services

Bank Centre, P.O.Box 512

Dublin, Ballsbridge

Total                                                   8,840,200







                        Schedule B







                         CAPITAL INTERNATIONAL LIMITED


Registered Name                                         Local Shares
Bank of New York Nominees                               880,495

Bank of New York

3 Birchin Lane

London EC3V 9BY
Northern Trust                                          484,533

C/O NorTrust Nominees Limited

155 Bishopsgate

London EC2M 3XS
Chase Nominees Limited                                  35,400

Woolgate House

Coleman Street

London

EC2P 2HD
Cede & Co                                               753,615

55 Water Street

New York

NY 10006
Citibank London                                         90,230

11 Old Jewry

London EC2R 8D8

UK
Nortrust Nominees                                       75,134

155 Bishopsgate

London EC2M 3XS

United Kingdom
Bank of Ireland                                         981,645

Intl Financial Services Centre

1 Harbourmaster Place

Dublin 1
Allied Irish Bank Plc                                   1087,543

Stock Exchange and Trust Services

Bank Centre, P.O. Box 512

Ballsbridge, Dublin 4
State Street London Ltd                                 10,000

12-13 Nicholas Ln

London EC4N 78N
MSS Nominees Limited                                    80,900

Midland Bank Plc

Mariner House, Pepys

London EC3N 4DA
State Street Bank & Trust Co                            478,286
Deutsche Bank AG                                        13,300

23 Great Winchester Street

London EC2P 2AX

United Kingdom
Mellon Bank N.A.                                        9,800

London Branch

London

United Kingdom
Alibank Nominees Limited                                996,043

Allied Irish Bank, Stock Exchange and Trust Services

Bank Centre, P.O. Box 512

Dublin, Ballsbridge
Citibank N.A. (Ireland)                                 117,400

IFSC House

Custom House Quay

Dublin 1
Bank of Ireland Nominees Limited                        1,000,700

Bank of Ireland

International Financial Services Center

1 Harbourmaster Place
Citibank N.A. (Dublin)                                  48,500

IFSC House

Custom House Quay

Dublin 1
AIB Custodial Nominees Limited                          162,100
Clydesdale Bank PLC                                     486,346
JP Morgan Chase Bank                                    284,060
Total                                                   8,076,030







                           Capital International S.A




Registered Name                                         Local Shares
Cede & Co                                               1,946,135

55 Water Street

New York NY 10006
Bank of Ireland                                         11,400

Intl Financial Services Centre

1 Harbourmaster Place

Dublin 1
Bank of Ireland Nominees Limited                        118,100

Bank of Ireland

Intl Financial Services Centre

1 Harbourmaster Place
Citibank N.A (Dublin)                                   29,600

IFSC House

Custom House Quay

Dublin 1
Total                                                   2,105,235









                                   Schedule B



                           Capital International, Inc


Registered Name                                         Local Shares
Cede & Co                                               1,101,000

55 Water Street

New York, NY 10006
Alibank Nominees Limited                                160,088

Allied Irish Bank

Stock Exchange and Trust Services

Bank Centre P.O. Box 512

Dublin

Ballsbridge
Total                                                   1,261,088











                                   Schedule B



                    Capital Research and Management Company


Registered Name                                         Local Shares
Cede & Co                                               17,432,500

55 Water Street

New York, NY 10006
Total                                                   17,432500









This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  03 October 2005  (todays date)

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director